Creating value through operational excellence

Northgate Exploration Limited 2003 Annual Report

Q1	Acquired the remaining 5% interest in the Kemess South mine and associated exploration claims. Entered into an option and joint venture agreement to explore the promising Hyland Gold property.

Q2
  Integrated an expert computer system  into the grinding control circuit in the Kemess mill, increasing mill throughput by 5%.
  Improved blasting procedures, which contributed to a 16% reduction in mining costs to Cdn$0.91/tonne.

Q3
  Acquired an American Stock Exchange listing (AMEX:NXG) in July and saw total daily trading volumes jump 200%.
  Completed a pre-feasibility study on the Kemess North deposit, which identified a development plan capable of producing 2.5 million ounces of gold and 1.3 billion pounds of copper.

Q4	Gained independence and increased market float by over 60% when Brascan sold its 41.5% equity interest. Became a member of the S&P/TSX Composite and the Canadian Gold Sector Indices.

  Enhance the fundamental value of Northgate's assets by continuing to increase mill throughput and metal recoveries.

  Complete a feasibility study on the Kemess North deposit and move a substantial portion of the current indicated resource to a probable reserve.

  Significantly advance the permitting process at Kemess North in cooperation with provincial and federal regulators.

  Expand exploration activities within the Kemess camp and continue with drilling programs at joint venture properties.

  Develop a strategic plan for future growth to take Northgate to the next level of development as a widely held gold mining company.

In 2003, Northgate completed a journey that began in early 2000 when we purchased a promising but underperforming gold mining asset in a gold market that was in a cyclical trough. Over the next three years we transformed that asset into a world-class mining operation with a ten million ounce resource base, poised to benefit from a resurgent gold market. In 2003, with the turnaround at Kemess complete, and the Corporation on a solid financial footing, we listed Northgate's shares on the American Stock Exchange and subsequently saw our liquidity and common share price increase dramatically.

As the year drew to a close, Brascan Financial Corporation ("Brascan") sold its controlling interest in Northgate by way of a secondary offering and Northgate vaulted into the TSX Composite Index as a widely held mid-tier gold mining company with a market float of $400 million.

During the past year, the management team at Kemess continued to make dramatic improvements in all areas of the operation in keeping with our corporate philosophy of creating shareholder value through operational excellence. In the Kemess South pit, mining costs were driven down from Cdn$1.09 per tonne to Cdn$0.91 per tonne as a result of improvements in blasting efficiency, reduced maintenance costs and improved utilization of our shovel and truck fleets. Tonnes moved per shift worked has increased by 100% over the past three years. As a result, Kemess is now one of the most productive open-pit mining operations in the world.

In the Kemess mill, the successful completion of three low-cost continuous improvement projects added over $10 million to future annual cash flow. The integration of an expert computer system into the grinding control circuit and the installation of a new drive pinion on one of the large primary grinding mills increased mill throughput by 7%. The installation of a trommel magnet on one of our two ball mills was also extremely successful, reducing power consumption and maintenance costs by removing the circulating load of broken steel grinding balls.

As a direct result of continuous operational improvements, the Kemess South mine posted record metal production of 294,000 ounces of gold and over 76 million pounds of copper in 2003, at an average fully absorbed cash cost of $219 per ounce of gold. What is not as obvious, but is of great importance to Northgate, is that the improvements made at Kemess South enhance the economics of the Kemess North project and help ensure Northgate's future as a long-life mining company.

In the third quarter of the year, the Kemess North project team completed a pre-feasibility study for the Kemess North deposit, which identified a development plan that would produce 2.5 million ounces of gold and 1.3 billion pounds of copper from Kemess North, extending production within the Kemess Camp until 2019. Upon approval from the Northgate board of directors, the team proceeded immediately with more detailed engineering work in support of a full feasibility study, scheduled for completion at the end of the first quarter of 2004.

On the exploration front, a drill hole in the area of the Nugget Zone returned over 400 metres of porphyry mineralization starting within 25 metres of the surface, suggesting that this zone may someday provide additional ore for the Kemess North project. In other areas of the Kemess property, Northgate's geologists identified several higher-grade gold showings and skarn-type polymetallic mineralization, reinforcing our belief that the Kemess claims host additional economic mineralization.

Market Review

Gold prices (US$ per troy ounce) on the London Bullion Market began in 2003 at $343 and in December broke through the $400 level for the first time in seven years. The price of gold ended the year at $417 and averaged $364 per ounce through the year. Gold prices reacted positively during the year to the decline of the US dollar, producer de-hedging and continuing concerns about geopolitical instability in various regions of the world.

The price of copper on the London Metal Exchange (US$ per pound) began the year at $0.70 and after spending most of the year at about $0.80, copper rallied in the final quarter to end the year at $1.05. Copper inventories on the world's major exchanges have dropped from a high of

"Northgate's geologists identified several higher-grade gold showings and skarn-type polymetallic mineralization, reinforcing our belief that the Kemess claims host additional economic mineralization."

1.5 million tonnes in mid-2002 to less than 800,000 tonnes at the end of 2003. Industry analysts are projecting continued copper production deficits in 2004 and 2005 as strong demand, especially from China, outstrips world production and provides even more impetus for higher prices. In spite of the rise in copper prices, treatment and refining charges for concentrate declined once again in annual contracts for 2004, reducing our cash cost of production by $11 per ounce. In view of the profound change in the custom concentrate market brought about by the growth of copper demand in China over the past five years, treatment and refining charges are expected to remain below Northgate's conservative long-term assumptions of $75 per tonne of concentrate and 7.5¢ per pound of copper for the next several years.

Financial Results

Record metal production at Kemess and strengthening prices for gold and copper generated cash flow from operations (before changes in working capital) of $41,886,000 during 2003, a substantial improvement compared to the cash flow from operations (net of unusual items) of $21,997,000 recorded in 2002. More importantly, 2003 saw Northgate's return to profitability, as we posted net earnings of $9,065,000 or $0.05 per share, compared with a net loss of $14,279,000 or $0.14 per share in 2002. Furthermore, these results were posted in a metal price environment that was significantly less favourable than the present where gold is hovering around $400 per ounce, and copper is over $1.20 per pound.

Share Price Performance

Our common share price posted a significant gain in 2003, increasing from Cdn$1.48 to Cdn$2.67 at the close of trading on December 31. This rise of 80% exceeded the gain posted by the S&P/TSX Gold Index, which rose only 10% during the year. In addition to the substantial rise in our share price, trading liquidity increased dramatically, first as a result of our AMEX listing in July and again in December after the Brascan secondary offering closed and the Corporation was added to the S&P/TSX Composite Index on December 19.

Last year we reported to you that we believed Northgate represented a compelling investment in an undervalued situation with significant upside potential based on a price/net asset value ratio that was among the lowest in the mid-tier gold industry. At that time, we made a commitment to communicate more effectively the value of our asset base and our strong record of operational success in order to improve our relative valuation. Our share price performance during the year, relative to the rest of the industry, shows that we have been quite successful in closing the valuation gap, but we still see the opportunity for further gains in a relative sense.

Furthermore, we believe that gold and copper markets demonstrate excellent fundamentals that should also be positive for future share price appreciation.

Corporate Governance

Over the past several years, corporate governance practices have come under increasing scrutiny and investors and regulators have demanded that all public companies adhere to higher standards. During 2003, in response to this changing environment, we made numerous modifications to our governance structures and systems to ensure that we are in compliance with the various guidelines, rules and regulations contained in securities acts in both

Canada and the United States, as well as the bylaws of the two stock exchanges where our common shares trade. Recent changes include:

  The appointment of a "lead director" as the Chairman of Northgate's Corporate Governance committee;

  The establishment of a Health, Safety and Environment committee of the board;
  The adoption of a Code of Ethics and Business Conduct to govern the day-to-day activities of our Corporation;
  The adoption of charters for the board and its various committees, providing written documentation of their duties and responsibilities.

During 2004, we will be continuing to enhance our corporate governance practices by putting systems in place to comply with the Sarbanes-Oxley Act of 2002. We will also be reviewing the composition of our board of directors to ensure that we have the breadth of skills and experience required to move forward as a responsible public company in the 21st century.

Objectives and Outlook

Everyone at Northgate is immensely proud of our accomplishments since we acquired Kemess in 2000. Each one of us is committed to continuing to enhance the value of our assets through additional operational improvements at Kemess South, the development of the Kemess North project and exploration within the prospective land position surrounding our existing infrastructure.

During 2004, projects such as the retrofit of the flotation cells in our rougher flotation circuit, represent the next generation of process optimization at the Kemess South mine.

At Kemess North, we expect to complete a feasibility study and proceed with the permitting process with the goal of obtaining all the necessary development permits by mid-2005.

As we embark on the next phase of our development, we are examining potential joint venture exploration opportunities with junior companies, looking for turnaround opportunities where we can bring our technical and managerial skills to bear on undervalued operating assets, and as always, searching for ways to leverage our existing infrastructure at Kemess.

On behalf of the board and management of Northgate, we would like to recognize the support of our long-term major shareholder, Brascan, which sold its position in the fourth quarter of 2003. We would also like to welcome the many new shareholders who acquired our shares in the fourth quarter of the year, and thank our long standing shareholders for showing faith in Northgate during its rebirth as a widely held operating mining company. With the Kemess South mine producing at record levels, a seasoned and highly motivated operating team in place, and the prices for gold and copper having broken through $400 per ounce and $1.00 per pound, respectively, we expect 2004 to be another excellent year for Northgate.

Kenneth G. Stowe President and Chief Executive Officer Terrence A. Lyons Chairman March 11, 2004

Production record of 294,000 ounces of gold in 2003

The Kemess mining and milling complex is located in the Toodoggone region of north-central British Columbia, 430 kilometres northwest of Prince George. The complex consists of the Kemess South open-pit mine, a 52,000-tonne per day mill and flotation plant, and various ancillary support facilities, including maintenance shops and housing for Kemess' 350 full-time employees.

During 2003, the Kemess mill processed ore at a grade slightly below the Kemess South reserve grade, however, it still set records for both gold and copper output, producing 294,000 ounces of gold and 76 million pounds of copper.

Mining Operations

The Kemess South open pit has a conventional mine plan with 15-metre benches and 45-degree slope angles. Two electric cable shovels and a diesel-hydraulic shovel supply ore and waste to the fleet of 13 haulage trucks, which move ore to the primary crusher and waste rock to various storage pads. During 2003, a record 54 million tonnes of ore and waste were mined from the pit at a stripping ratio of 1.88:1. While the original life-of-mine plan called for reduced production in 2004 as a result of the inherently longer haul distances of the deeper pit, the mining team at Kemess has designed a new south-wall access ramp that will enable extraction of over 50 million tonnes of ore and waste again in 2004 without expanding the current haul truck fleet.

Milling Operations

Ore from the Kemess South pit is processed using conventional crushing, grinding and flotation techniques to produce a clean, gold-copper concentrate. As a result of the various throughput enhancement projects completed over the past two years, the Kemess mill is now capable of processing over 52,000 tonnes of ore per day. Over the remaining life of the Kemess South mine, this throughput rate translates into annual production of over 300,000 ounces of gold and 75 million pounds of copper contained in 145,000 tonnes of concentrate.

Mill tailings are pumped through one of two parallel pipelines to the tailings impoundment facility located in the South Kemess Creek valley, seven kilometres from the mill. A zoned, earth-filled embankment dam constructed across the valley permanently contains the tailings. In order to accommodate tailings from each subsequent year of production, the height of the dam is increased annually using locally sourced construction materials with very specific properties. The dam's core is supported with millions of tonnes of clean, coarse sand that is extracted from the tailings in the cycloning and depyritization plant that began operating in 2002.

Concentrate Marketing

The Kemess flotation circuit produces a gold-copper concentrate containing 50 - 150 grams per tonne ("gmt") of gold and 20 - 25% copper. This concentrate is trucked in bulk, approximately 380 kilometres by road, to an enclosed transloading and storage facility at Mackenzie, British Columbia. From there, it is transferred into gondola railcars with fibreglass covers for delivery to Noranda Inc.'s Horne smelter in Rouyn-Noranda, Quebec.

In mid-2003, Northgate extended its initial two-year concentrate sales agreement with Noranda for one year until the end of 2004. Since shipments to Noranda began in February 2002, average concentrate inventory has declined dramatically due to the reduced transit time associated with domestic rail transport relative to transport by ocean vessel. During the same period, total smelter processing charges have declined by over $6 million per year as a result of changes in world markets.

Safety & Environment

Northgate is committed to the safety of its employees and the protection of the environment. In early 2004, Northgate's board established a Health, Safety and Environment committee to provide direct input into environmental protection and sustainable development issues.

On the ground at Kemess, the annual fishery monitoring program at the Kemess South mine continued to confirm the success of the Kemess South fishery compensation programs that were put in place when the Kemess mine was developed. In 2003, a record number of Bull trout traversed the three fish ladders that were built to expand fish habitat and adult trout continued to use the artificial spawning beds created in the South Kemess Creek. In addition, the progressive reclamation of inactive areas of the Kemess mine site continued during the year through cleanup, terrain contouring and hydroseeding.

Labour Relations

Northgate's relationship with its unionized workforce, represented by the Union of Operating Engineers, is of critical importance to the Corporation's long-term success. Since assuming control of the mine in 2000, Northgate has dramatically improved the working environment at Kemess to the point where employee turnover at the mine averaged less than 3% during 2003 and grievances dropped by 10% compared with 2002.

Kemess' performance-based compensation program for hourly employees paid $1.22 per hour in 2003. This innovative compensation program, initiated during the negotiation of the most recent collective agreement in 2002, has given all employees a direct stake in the mine's success by rewarding them when the operational performance of the mine exceeds annual plan levels.

Northgate has made it a priority to increase the percentage of First Nations employees at Kemess. Currently, 7% of the people employed at the Kemess complex are from First Nations communities in British Columbia. Kemess continues to encourage a higher rate of First Nations employment by regularly visiting various First Nations communities in north-central British Columbia to talk about opportunities for employment and the various government programs available for those members who wish to embark on a career in the mining industry.

Reserves

The mineral reserve and resource estimates for the Kemess South mine are re-calculated annually by qualified, in-house technical staff. For the first time in four years, the metal price and exchange rate assumptions used to calculate Northgate's reserves and resources were modified to reflect a dramatic shift in international markets in favour of a weaker US dollar and a higher price of gold. This year's calculation also takes into account the most up-to-date information on pit wall angles and future production costs at Kemess South on a stand-alone basis. The reserves at Kemess South have a stripping ratio of 0.84:1 over the remaining five-year life of the pit.

Resources at Kemess North and the Nugget Zone are calculated on the basis of a 0.6 gram/tonne equivalent gold cut-off, using the same metal price and exchange rate assumptions as the reserve at Kemess South. Once the feasibility study on Kemess North is completed, the Corporation's reserves and resources will be updated and a National Instrument 43-101 technical report will be filed on SEDAR.

MINERAL RESERVES AND RESOURCES (100% basis)			Grades		Contained Metals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2003	Category	(tonnes)	(gmt)	(%)	(ounces)	(000's lbs)
Reserves

Kemess South	Proven	91,715,448	0.699	0.227	2,061,000	459,000

Resources (in addition to reserves)

Kemess South	Indicated	52,210,624	0.491	0.167	824,000	192,000

Kemess North	Indicated	407,000,000	0.409	0.224	5,400,000	2,000,000

	Inferred	107,000,000	0.36	0.18	1,200,000	400,000

Nugget Zone	Inferred	87,000,000	0.38	0.16	1,100,000	300,000

Notes:
  The preceding mineral reserve and resource estimates are prepared in accordance with the "CIM Standards On Mineral Resources and Mineral Reserves, Definitions and Guidelines" adopted by the CIM council on August 20, 2000, using classical and/or geostatistical methods, plus appropriate mining parametres and the following economic parametres: Exchange rate Cdn$/US$1.40; Gold price $350 per ounce; Copper price $0.95 per pound; Silver price $5 per ounce.
  There are no known environmental, permitting, legal, taxation, political, or other relevant issues that would affect the estimates of the mineral reserves.
  The mineral reserve estimates for Kemess South were prepared by Greg Tucker, Chief Mine Engineer, Kemess Mines Ltd. Mr. Tucker is a member of the Professional Engineers of Ontario and has 18 years of experience in mine planning and reserve estimation.
  The mineral resource estimates for Kemess South were prepared by Brian O'Connor, Senior Mine Geologist, Kemess Mines Ltd.
  Mr. O'Connor is a member of the Professional Engineers and Geoscientists of British Columbia and has 18 years of experience in mineral resource estimation
  The mineral resource estimates for Kemess North and the Nugget Zone were prepared by Miles Gao. Mr. Gao is a member of the Association of Professional Geoscientists of Ontario and has over 16 years of experience in mineral resource estimation.
  At December 31, 2003, Northgate Exploration Limited held a 100% equity interest in Kemess Mines Ltd., the company that holds the Kemess South mine and various exploration claims including those upon which the Kemess North and Nugget deposits are located.

Continuous Improvement

When Northgate acquired its interest in the Kemess South mine in early 2000, management put in place an ambitious turnaround plan to improve operating performance at the mine. This initiative began with the selection of an experienced management team with the skills necessary to make not only the physical changes to improve operating efficiencies, but to ensure the actual culture at the mine is one where every employee takes pride in their work and continuously looks for ways to further enhance productivity. What was started out of necessity in those first days of Northgate's involvement at Kemess has now evolved into a corporate philosophy, which guides all our employees when they come to work each day.

Between February 2000 and the end of 2002, the true potential of the mine and milling operation was realized, and Kemess became one of the most productive open-pit mines in the world. In 2003, with the "low hanging fruit" gone, Kemess still managed to make impressive gains in the areas of mill throughput, operating costs and metal recoveries. In the Kemess mill, the integration of an expert computer system into the grinding control circuit and the installation of a new drive pinion on one of the large semi-autogenous grinding ("SAG") mills increased mill throughput by 7%, adding $10 million to annual revenues with very little increase in milling cost. The installation of a trommel magnet on one of Kemess' two ball mills was also extremely successful, reducing power consumption and maintenance costs by removing the circulating load of broken steel grinding balls.

In the open pit, the Kemess mining team undertook a program to improve the efficiency of the blasting operations which contributed to an annual reduction of $6 million in mining costs.

The culture of continuous improvement at Kemess will persist in 2004, building on numerous past achievements. The mill team will implement three projects that will further enhance the throughput and efficiency of the grinding and flotation circuits. The rotational speed of SAG mill "A" will be increased by 4% and a trommel magnet will be installed on the "A" side ball mill to recover small pieces of broken steel, thereby reducing power consumption and maintenance costs. In the flotation circuit, the rougher flotation cells will be upgraded to increase retention time, improve circuit stability and increase metal recoveries and concentrate grade. In the first quarter of 2004, the mine engineering team completed a re-optimization of the Kemess South pit, incorporating a steeper angle for the south pit wall based on updated geotechnical information and a re-configuration of haul roads and ramps. These changes were incorporated into Northgate's 2003 year-end reserve statement, reducing the mine's stripping ratio and the peak number of haul trucks required at Kemess South in 2005.

The chart below shows historic improvements in critical operating parametres and the potential financial impact of future initiatives.

CONTINUOUS IMPROVEMENT STATISTICS

						Unit	Annual Cash Flow Effect
	2000	2001	2002	2003	Target	Increase	From a Unit Increase
							($ Millions)

Gold Recovery (%)	64	66	70	70	72	1% Recovery	1.3
Copper Recovery (%)	74	77	81	82	84	1% Recovery	0.5
Mill Throughput (tonnes/day)	38,600	42,100	47,420	51,049	54,000	500	1.5
						Tonnes/day

Case Study 1 - Expert Computer System for Grinding Mill Control

The Kemess milling operation has two parallel grinding circuits, each consisting of a SAG mill and a ball mill in series, which reduce crushed rock to a fine powder in preparation for flotation.

The throughput of these circuits is dependent on a variety of factors including ore size and hardness, mill rotational speed and the quantity of steel grinding balls present in the mills.

Traditionally, mill operators have monitored the circuit and made adjustments to the ore feed rate and other parameters in order to keep the circuits operating efficiently. While there is no substitute for human involvement in the operating loop, modern computer systems have the ability to constantly monitor power draw, feed rates and other circuit parameters, and to make instantaneous modifications to the circuit that maximize its efficiency, extracting the maximum possible performance out of our mills.

During the second quarter of 2004, a team of engineers integrated a $250,000 expert computer system into the grinding control circuit in the Kemess mill. After it was installed, our operators took the machine to school and transferred their years of experience into the computer's "fuzzy logic" control system. After several weeks of testing, the computer assumed control of the circuit, allowing our operators to focus on planning and troubleshooting instead of making moment-to-moment adjustments to the circuit.

Since installation of the expert system, studies have shown that the throughput capacity of our mills has increased by 5%, which generates approximately $7 million in additional annual revenue at virtually no incremental cost.

"The culture of continuous improvement at Kemess will persist in 2004, building on numerous past achievements."

Case Study 2 - Blasting Optimization Project

Every year, the mining team at Kemess South blasts their way through approximately 50 million tonnes of ore and waste at a cost of approximately $6 million. In isolation, the cost of drilling and blasting is not one of the mine's most significant costs, so it would not be the first area to focus on in a cost control program. However, as is the case with many integrated production processes, the financial impact of "bad" blasting was much more significant in other parts of the operation where oversized fragments of rock were having an adverse effect on shovel maintenance costs, haul truck load factors and crusher efficiency.

Towards the end of 2002, the Kemess mining team undertook a program to improve the consistency and efficiency of their blasting operations with the goal of decreasing overall mining costs. Initially, a new explosives supplier was engaged to provide a superior quality of ammonium nitrate prill and a more consistent explosive blend at the blast hole. Subsequently, a variety of powder factors, blast pattern designs and timing methods were tested to identify optimal blasting parameters for a variety of rock types.

The results were very impressive. Although blasting and drilling costs did not decline as a result of the program, the improved fragmentation of blasted rock reduced loading costs by 18%, enhanced crusher throughput by 5%, and increased overall haul truck load factors.

Total mining costs in 2003 declined to Cdn$ 0.91 per tonne from Cdn$1.09 per tonne in 2002, saving over $6 million, due in large part to the success of the blasting optimization project.

"Improved fragmentation of blasted rock reduced loading costs by 18%, increased haul truck load factors and enhanced crusher throughput by 5%."

Total Resource of 6.6 million ounces of gold

In 2003, Northgate reached an important milestone in the development of the Kemess North project with the completion of a pre-feasibility study based on the 5.4 million ounce indicated resource delineated during the 2002 exploration season. The study was prepared under the direction of the Kemess North project team, with the support of independent engineering firms engaged to supply expertise in the areas of process design, metallurgical evaluation, pit design and tailings management.

The pre-feasibility study, using economic ore cut-offs based on projected operating costs, outlined an open-pit design containing 369 million tonnes of ore at a grade of 0.34 gmt gold and 0.18% copper. The stripping ratio for this pit is 0.6:1 over its projected life.

Development Concept

After evaluating a variety of development options during the initial stages of the pre-feasibility study work, the project team determined that a two-phase development of Kemess North offered the most efficient method for bringing the deposit into production. In the first phase of development, the Kemess North pit would be brought into production in late 2006 and mined simultaneously with the Kemess South pit for a period of four years. Once the reserves at Kemess South are depleted, additional milling infrastructure would be relocated to Kemess North and total production would be ramped up to over 93,000 tonnes per day, from 2010 through 2019. Annual metal production during the period of simultaneous operation is projected to average 283,000 ounces per year of gold and 77 million pounds of copper. When Kemess North is operating on its own, annual metal production will average 228,000 ounces of gold and 117 million pounds of copper.

Preliminary Economic Assessment

The Kemess North ore defined in the pre-feasibility study has an average recoverable value that is approximately 30% lower than the value of the ore at Kemess South. The combination of a lower stripping ratio at Kemess North and reduced unit costs for milling and general and administrative expenses, as a result of the larger throughput, reduced costs by a similar amount making the extraction of Kemess North ore feasible.

Using standard economic modelling techniques and Northgate's 2002 assumptions for long-term metal prices and exchange rates, the project rate of return was calculated to be 8%. On the basis of the pre-feasibility study results and the extremely low technical and operating risks associated with the development of a second open pit adjacent to our existing infrastructure, the Corporation's board of directors approved the necessary funds to complete a full feasibility study.

Feasibility Study and Permitting

Northgate is currently preparing a full feasibility study for the development of the Kemess North deposit. The detailed fieldwork that forms the foundation for the study is largely complete. This fieldwork included geotechnical and condemnation drilling to determine pit design parameters and to finalize the location of infrastructure, and the design of waste rock/tailings impoundments. The feasibility study will form the basis for a National Instrument 43-101 technical report on Kemess North that management expects will upgrade the indicated resource at Kemess North to a probable reserve.

Once the feasibility study for Kemess North is completed, Northgate will begin a permitting process for Kemess North similar to the one which led to the successful development of Kemess South in the late 1990s. An Environmental Impact Study ("EIS"), which is being prepared in conjunction with the feasibility study, will provide the scientific basis for discussions with provincial and federal regulators on permitting. These discussions will involve the development of an environmentally sound mining plan, a full mine closure and remediation plan, and an effective fisheries compensation plan that will offset the temporary loss of fish habitat that will accompany the development of the mine.

Northgate has chosen to focus its exploration and corporate development activities in three areas:

  Exploration of the 87,000 acre (35 km2) Kemess camp surrounding the Kemess South mine, in search of gold-copper porphyry deposits or one of the smaller high-grade epithermal deposits that are known to exist in the district.
  Evaluation and exploration of other mineral properties in British Columbia and the adjacent Yukon Territory.
  Acquisition of late stage gold projects or an operating gold mine in a politically stable area of the Americas, with the potential to produce 100,000 ounces of gold per year.

Kemess Camp

During 2003, exploration activity within the Kemess camp was directed towards a variety of targets throughout the 87,000 acre Kemess claim block. These activities included 10,000 metres of diamond drilling, an airborne geophysical survey over 22,000 acres of newly acquired claims to the south of the Kemess South mine, and prospecting and geological mapping throughout the claim block.

The majority of the diamond drilling was targeted towards locating a nearer-surface extension to the Nugget Zone that would be suitable for open-pit mining. One of the ten holes in this program, located 575 metres southwest of the proposed Kemess North open pit, intersected 420 metres of porphyry mineralization containing 0.38 gmt gold and 0.13% copper, beginning at a depth of only 25 metres. During 2004, this area will be further examined to determine whether it is continuous and large enough to be mined as part of the Kemess North project.

In addition to porphyry gold-copper deposits, Northgate's exploration team believes there is excellent potential to discover higher grade gold and copper deposit types within the Kemess claim blocks. Examples of gold vein or epithermal gold deposits and base metal skarns are well documented elsewhere in the Toodoggone mineral district; but, in most cases, development has been limited due to their relatively small size and the lack of infrastructure in the region. The discovery of such deposits, even smaller ones, within a 20 kilometre radius of Kemess' existing infrastructure, would offer a mine development opportunity with a relatively low capital cost that could supplement the existing mill feed at Kemess and increase gold output. During 2003, two promising discoveries were made:

  Drilling on Duncan Ridge, five kilometres west of Kemess North, discovered skarn/carbonate replacement type mineralization with an intersection of 11.75 metres of 0.8% copper, 2.2% zinc and 12.7 gmt silver.

  Prospecting activities recovered samples of mesothermal and vein type mineralization with gold grades ranging from 19 gmt in angular boulders to 183 gmt in an outcrop.

During the upcoming exploration season, Northgate's geologists will follow up on the encouraging prospecting discoveries made in 2003 and begin the search for covered porphyry deposits in the large block of newly acquired claims to the south of the Kemess mill complex.

British Columbia and the Yukon

Brenda Property

Northgate has an option/joint venture agreement with Canasil Resources Inc. on the Brenda property, located 25 kilometres northwest of the Kemess mine. A total of five diamond drill holes, totalling approximately 1,500 metres, were completed during 2003. Two of these holes intersected porphyry mineralization with gold and copper grades comparable to Kemess North in a similar geological setting. The mineralization in these holes is open to expansion in two directions and diamond drilling in 2004 will be directed towards discovering a higher grade zone.

Hyland Gold Property

The Hyland Gold property is the subject of an option/joint venture agreement between Northgate and StrataGold Corporation. The property consists of claims covering 62 square kilometres in the southeastern Yukon Territory, containing sediment-hosted mineralization similar in many respects to the multimillion ounce gold deposits in the Carlin District of Nevada or the Telfer deposit in Australia. Drilling in 2003 tested a large geochemical anomaly, which was known to contain oxide and sulfide gold mineralization. A total of twelve holes were drilled in 2003, and several intersected 10 - 28 metre intervals of mineralization containing 1 - 2 gmt of gold. In 2004, exploration drilling will be directed towards the remaining untested targets and deeper structures below the known mineralization.

Corporate Development

In addition to its targeted exploration programs in Canada, Northgate is committed to examining opportunities to increase gold production through the acquisition of a late stage gold project or an operating gold mine, providing the assets can be acquired for an acceptable price and/or show potential for operational improvements that can enhance value. Management has decided that such opportunities must demonstrate the potential to produce a minimum of 100,000 ounces of gold per year and require purchase or development capital in the range of $100 million. In the near term, the emphasis will be on Canadian opportunities where the Corporation has a solid understanding of the legal, social and political framework.

Eventually, Northgate plans to identify several other jurisdictions in the Americas where opportunities can be developed with local partners who can effectively deal with social, cultural and political issues that are part of any mining project.

Northgate is a widely held gold and copper mining company that produces 300,000 ounces of gold and 75 million pounds of copper per year from its 100% owned Kemess South mine in north-central British Columbia. Operating improvements made at the Kemess South mine since it was acquired by Northgate in 2000 have placed the Corporation in an excellent position to benefit from improvements in gold and copper prices.

Management's Discussion & Analysis	17
Management's Responsibility	23
Auditors' Report to the Shareholders	23
Consolidated Financial Statements	24
Notes to Consolidated Financial Statements	27
US GAAP Reconciliation	33
Five Year Comparative Summary of Selected Financial Data	38

Management's Discussion and Analysis provides a review of the performance of Northgate Exploration Limited. The Corporation's performance over the past three years is analyzed to highlight various trends and issues. Risks that can be expected to impact future operations are also discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in the Management's Discussion and Analysis. Where used, the words "anticipate, "expect", "intent", "forecast", "should", and similar expressions are intended to identify forward-looking statements.

All dollar amounts are stated in United States dollars unless otherwise indicated.

Introduction

This management's discussion and analysis of the financial results of the operations of Northgate Exploration Limited ("Northgate"or the "Corporation") for the 2001 through 2003 fiscal years should be read in conjunction with, and is qualified by, the consolidated financial statements and related notes. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The accompanying consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These statements, together with the following discussion and analysis, dated March 11, 2004, are intended to provide investors with a reasonable basis for assessing the operational and financial performance of Northgate as well as certain forward-looking statements relating to the Corporation's potential future performance. Note 17 to the financial statements reconciles the Corporation's financial statements with generally accepted accounting principles in the United States ("US GAAP"). Additional information on Northgate can be found in the Corporation's Annual Information Form ("AIF") which is filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.

Overview

Northgate is a gold and copper mining company focused on operations and opportunities in North and South America. Our principal assets are the Kemess South mine in north-central British Columbia, which produces approximately 300,000 ounces of gold and 75 million pounds of copper per year, and the adjacent Kemess North project, which is currently the subject of a feasibility study.

Since purchasing the Kemess assets in 2000, Northgate has effected a variety of operational improvements that have substantially increased mill throughput, metal recoveries and mine production while at the same time lowering unit operating costs in Canadian dollar terms. Although the strengthening Canadian dollar had an adverse effect on Kemess' US dollar denominated net cash cost in 2003,these operational improvements, combined with a 12% increase in the average price for copper, offset the strengthening Canadian dollar. A small increase in net cash cost was primarily the result of higher waste stripping during 2003 compared to the previous year.

A 17% improvement in the price of gold in 2003, combined with strong operating performance and increased by-product credits, returned the Corporation to profitability during 2003 with total net earnings of $9,065,000.

In the first quarter of 2003,Northgate purchased the 5% minority interest in Kemess Mines Ltd. from Royal Oak Ventures Inc. in exchange for 7,186,000 common shares of the Corporation. As a result of the transaction, Northgate now has a 100% interest in the Kemess South mine and the 87,000 acres of exploration claims surrounding the mine, including the Kemess North deposit.

Over the three-year period ending December 31, 2003,the improved operational performance of the Kemess South mine combined with increases in gold and copper prices have dramatically increased the Corporation's revenues, and net earnings as shown in the table below.
Selected Annual Financial and Operating Information
(All dollar amounts are in thousands except	2003	2002	2001
per share, per ounce and per pound amounts)

Revenue	$ 138,446	$ 113,270	$ 98,363
Net Earnings (Loss)	9,065	(14,279)	(9,912)
Earnings (Loss) Per Share	0.05	(0.14)	(0.58)
Total Assets	242,376	235,731	236,183
Long-Term Liabilities	65,972	75,669	118,274
Metal Production:
Gold (ounces)	294,117	282,300	277,100
Copper (000's pounds)	76,177	72,900	66,300
Metal Prices:
Gold (London Bullion Market) ($/ounce)	364	310	271
Copper (LME Cash)	0.81	0.71	0.72
($/pound)
Net Cash Cost ($/ounce):
Full absorption method(1)	219	204	209
Gold Institute method(2)	175	180	213
  Full absorption net cash cost per ounce of gold is calculated by subtracting the net by-product revenue from copper and silver from total site operating costs (including royalties) and dividing this amount by the number of ounces of gold contained in concentrate produced.

  The Gold Institute net cash cost is calculated in the same way as the full absorption net cash cost, except that the cost of stripping waste in excess of the life-of-mine average is excluded from site operating costs.

Results of Operations

For the year ended December 31, 2003, the Corporation recorded consolidated net earnings of $9,065,000 or $0.05 per share compared with a consolidated net loss of $14,279,000 or $0.14 per share in 2002 and a consolidated net loss of $9,912,000 in 2001.The earnings in 2003 included a future income tax recovery of $2,634,000 related to the release of some of the valuation allowance for the Corporation's future income tax assets and the loss in 2002 included a $9,839,000 cost of repurchasing a large portion of Northgate's gold hedge book in connection with a substantial reduction in the Corporation's long-term debt. The per share data is based on the weighted average diluted number of shares outstanding in 2003 of 198,634,756 and the basic weighted average number of shares outstanding in each of 2002 and 2001,which were 123,374,060 and 30,251,156 respectively. The balance of this section contains a detailed discussion of the factors contributing to the Corporation's financial results from 2001 through 2003.

Kemess South Mine Performance

Gold and copper production from the Kemess South mine have increased steadily over the past three years, even as ore grades have declined to the average reserve grade, as a result of improved metal recoveries and increased mill throughput. These operating improvements were achieved through the optimization of operating and maintenance practices and small targeted capital investments to improve the productivity of the Kemess infrastructure. A more complete summary of operations for the three years is shown in the table below:
(100% production basis)	2003	2002	2001
Tonnes mined (ore plus waste)	53,872,000	42,842,000	32,959,000
Stripping ratio	1.88	1.58	1.02
Tonnes milled (ore)	18,633,000	17,308,000	15,361,000
Tonnes milled per day (tpd)	51,049	47,420	42,084
Gold grade (gmt)	0.702	0.724	0.855
Copper grade (%)	0.225	0.236	0.251
Gold recovery (%)	70	70	66
Copper recovery (%)	82	81	77
Gold production (ounces)	294,117	282,300	277,100
Copper production (000s pounds)	76,177	72,900	66,300

Tonnes of ore and waste mined during 2003 increased 26% compared with 2002 as a result of the commissioning of two additional haul trucks at the beginning of 2003 and improvements in loading and hauling efficiencies. The 30% increase in tonnes mined from 2001 to 2002 was a result of significant increases in haul truck and shovel availability as a result of improvements in operating and maintenance practices.

Mill throughput at Kemess increased by 7.5% in 2003 to 51,049 tonnes per day as the result of the integration of an expert computer system into the grinding control circuit, the installation of a new drive pinion on one of the large SAG mills and operating improvements in 2002 that increased mill availability to 91%.The 12% increase in mill throughput in 2002 compared with 2001 was the result of increased mill availability achieved largely as a result of modifications made to the bolts that hold together the two ball mills in the grinding circuit.

In 2004,the Kemess South mine is forecast to produce 300,000 ounces of gold and 75 million pounds of copper at a full absorption net cash operating cost of approximately $175 per ounce, net of copper by-product credits calculated at a price of $1.10 per pound using an exchange rate of Cdn$/US$1.30.

Financial Performance

Revenue: Northgate's total revenues for the year ended December 31, 2003 increased to $138,446,000 compared with $113,270,000 in 2002 and $101,558,000 in 2001.Revenue increases over the three year period were the result of the increases in gold and copper production and dramatic improvements in the realized prices for gold and copper. The net realized metal prices received on sales in 2003 were approximately $356 per ounce of gold and $0.81 per pound of copper compared with $327 per ounce and $0.71 per pound in 2002 and $313 per ounce and $0.72 per pound in 2001.During 2003,the Corporation closed out 20,000 ounces of its gold forward sales position which reduced the realized price of gold by approximately $8 per ounce from the London Bullion Market average for the year. In 2002,the Corporation's net realized price for gold was enhanced by $17 per ounce as a result of premiums from the sale of call options. In 2001,the Corporation's net realized price for gold was enhanced by $11,667,000 or $42 per ounce as a result of premiums from the sale of call options and other gold hedging activities.

Operating costs: Total operating costs in 2003 were $87,221,000,approximately 11% higher than the corresponding period last year when costs were $78,357,000. This increase was primarily due to the stronger Canadian dollar, as unit costs in Canadian dollars per tonne of ore milled actually declined slightly as a result of higher mill throughput. In addition, during 2003,the settlement of currency hedges reduced reported operating costs by $3,912,000.The full absorption net cash cost of production at Kemess during 2003 was $219 per ounce, compared to the $204 per ounce in 2002. This increase reflects the larger amount of waste stripping completed in 2003 compared with 2002.Using the Gold Institute cash cost methodology, where waste stripping costs in excess of the life-of-mine average are excluded, Kemess' cash cost was $175 per ounce in 2003,compared with $180 per ounce in 2002.In 2001,total operating expenses of $74,774,000 were lower than in subsequent years due to substantially lower mine and mill production.

Administrative and general expenses: Administrative and general expenses totalled $3,873,000 in 2003 compared with $1,706,000 in the previous year. The higher costs in 2003 were primarily due to certain non-recurring legal expenses. In 2001,administrative and general expenses were $2,131,000 and contained certain non-recurring legal expenses related to the acquisition of the Kemess mine.

Depreciation and depletion: Depreciation and depletion expenses were $33,506,000 in 2003 compared with $25,891,000 in 2002.The increase in depreciation and depletion was primarily due to the substantial increase in the tonnes of ore mined from the Kemess South mine in 2003 compared to the previous year and the increase in the depreciation base as a result of capital expenditures during 2002.Depreciation in 2001 was $24,152,000.

Net interest expense: Net interest expense for 2003 declined to $4,205,000 from $5,335,000 in 2002,due primarily to the substantial reduction in the principal of the Corporation's syndicated credit facility that occurred in June 2002 using proceeds from an equity financing. In 2001,net interest expense was $9,341,000,substantially higher than in the two subsequent years as a result of the large amount of acquisition bridge debt the Corporation had during 2001,prior to raising significant common equity in 2002 to repay it.

Exploration: Exploration expenses during 2003 were $3,408,000 compared with $4,215,000 in 2002.Exploration expenses in 2003 included $708,000 for the Kemess North pre-feasibility study, which was expensed in the first half of the year, as well as diamond drilling on the Kemess claims and at the Brenda and Hyland Gold joint venture properties. In 2002,exploration expenses were higher due to the comprehensive drilling campaign undertaken at Kemess North to upgrade the resource from an inferred to an indicated category. Exploration expenses in 2001 were a relatively modest $840,000 due to the financial constraints Northgate was under during the operational restructuring of the Kemess South mine.

Other: In 2003,total net earnings included $2,634,000 in future income tax recovery as a result of the release of some of the valuation allowance previously provided against the Corporation's future income tax assets. In connection with an equity financing that closed on June 28, 2002,and a subsequent reduction in long-term debt, the Corporation repurchased a significant portion of its gold hedge book in 2002 and recorded a loss of $9,839,000.In 2001,the sale of a subsidiary company with interests in South America produced a one-time gain of $1,151,000.

Summary of Quarterly Results

The table at the bottom of this page summarizes selected quarterly operating and financial results from the previous eight quarters. The Corporation's quarterly results have varied significantly over this period as a result of variable metal production and metal prices, and metal production is itself a function of the ore grade being processed and the throughput and recoveries achieved during processing.

The third quarter of each year has typically been one where gold production has exceeded the annual average due to the seasonal processing of higher gold content supergene ore which is processed at a higher rate.

Liquidity and Capital Resources

Working Capital: At December 31, 2003, the Corporation had working capital of $8,921,000 compared with a working capital deficiency of $1,295,000 at December 31, 2002.The increase in working capital was the result of strong cash flow from the Kemess South mine during 2003.Cash balances at the end of 2003 amounted to $7,743,000 compared with $4,401,000 at the end of 2002.

Cash flow from operations: Cash flow from operations, before changes in working capital, was $41,886,000 in 2003 compared to $11,868,000 in 2002 and $13,435,000 in 2001.The 2002 figure included a $9,839,000 charge related to closing out a large portion of the Corporation's gold hedging position. In the absence of that charge, cash flow from operations has shown a steady increase over the three year period as a result of higher metal production and prices. The principal use of cash in all years was for additions to mineral property, plant and equipment, primarily the purchase of mobile mining equipment and the ongoing construction of the tailings impoundment facility, and repayment of the Corporation's long-term debt.

Based on planned production levels, estimated gold and copper prices and forecasted Cdn/US dollar exchange rates, it is anticipated that cash flow from operations will be more than sufficient to fund planned capital expenditures of $12,500,000 for the Kemess South mine in 2004 and pay interest and principal on long-term debt as they become due.

Outstanding indebtedness: At December 31, 2003, the Corporation had a syndicated credit facility with $55,500,000 outstanding and three years remaining in its term. During 2003,the Corporation made scheduled repayments of $9,000,000.The Corporation is scheduled to repay $12,000,000 in 2004.At December 31, 2002, the Corporation had capital leases on mobile mining equipment totalling $13,120,000. Payments of $3,134,000 were made during 2003 and payments of $3,566,000 are scheduled in 2004.

Shareholders' equity: Shareholders' equity was $145,619,000 at December 31, 2003 compared with $129,339,000 at December 31, 2002. The increase was attributable to the earnings of the Corporation in 2003 and the issuance of 7,186,000 common shares in the first quarter of the year in connection with the purchase of the 5% minority interest of Kemess Mines Ltd.

The Corporation's preferred share capital consists of 100,000,000,000,000 Class A preferred shares without par value, of which 100,000,000,000 have been designated series 1 and 100,000,000,000 have been designated series 2, and 100,000,000,000,000 Class B preferred shares, of which none are issued. The Corporation's common share capital consists of 100,000,000,000,000 common shares, of which 198,759,915 were issued and outstanding at December 31, 2003.At March 11, 2004, there were 200,280,415 common shares issued and outstanding.
(All dollar figures in 000s except per share, per ounce and per pound amounts)	2003 Quarter Ended					2002 Quarter Ended

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	June 30	Mar 31
Revenue	$ 43,704	$ 38,261	$ 30,126	$ 26,355	$ 32,602	$ 27,970	$ 27,212	$ 25,486
Net Earnings (Loss)	9,520	7,050	(3,126)	(4,379)	356	977	(12,063)	(3,549)
Net Earnings (Loss) Per Share	0.05	0.04	(0.02)	(0.02)	0.00	0.01	(0.17)	(0.16)
Metal Production:
Gold (ounces)	78,761	84,132	69,225	62,000	77,507	69,196	67,360	68,193
Copper (000s pounds)	22,165	17,346	19,516	17,151	20,227	16,869	17,316	18,451
Metal Prices:
Gold (London Bullion
Market) $/ounce	392	363	347	352	323	314	313	275
Copper (LME Cash)
$/pound	0.93	0.80	0.74	0.75	0.70	0.69	0.73	0.71

In March 2002,the Corporation closed a Cdn$140 million financing transaction announced in December 2001 by issuing 35,714,270 common shares,17,857,135 warrants,3,865,429 flow-through common shares and 3,600,000 Class A preferred shares. Proceeds from the transaction were used to repay the outstanding capital securities and accrued interest and to fund qualified exploration expenditures in 2002.The financing consisted of: a Cdn$20 million unit offering of common shares and share purchase warrants; a Cdn$5.4 million offering of flow-through common shares; a Cdn$25 million rights unit offering of common shares and share purchase warrants; and a Cdn$90 million private placement of 8% convertible preferred shares.

In June 2002,the Corporation closed a Cdn$125 million equity financing in which it issued 60,975,610 common shares and 20,325,203 share purchase warrants. Proceeds from the financing were used to repay short and long-term debt and interest, repurchase $9,839,000 of the gold hedge book and for general corporate purposes.

Coincident with this financing, the convertible preferred shares were converted into 59,602,649 common shares.

On November 24, 2003, a secondary offering of 82,540,071 common shares of the Corporation closed. The sale, by Northgate's major shareholder, B.C. Pacific Capital Corporation ("BC Pacific"), an affiliate of Brascan, to a syndicate of underwriters led by RBC Capital Markets represented their entire 41.5% equity stake in Northgate. Northgate received no proceeds from the issue and the costs of the issue were borne by BC Pacific.

Environmental Management

Northgate is committed to maintaining effective management systems with respect to environmental issues at the Kemess South mine.

With respect to future site reclamation and closure costs, the Corporation regularly updates its estimates of future expenditures. At December 31, 2003, management's estimate of future reclamation and site closure costs was $14.5 million (Cdn$18.8 million). This estimate was based on available information, including preliminary closure plans, alternatives and applicable regulations. At December 31, 2003, the Corporation had provided for a future liability of $12.9 million and will continue to accrue for closure costs over the remaining mine life. The Corporation has posted a Cdn$13 million bond, held in trust by the Government of British Columbia, against these future environmental obligations and the amount of this bond will be increased on December 31 of each future year until the amount of the bond reaches Cdn$18.8 million by the end of the Kemess South mine life in 2009.

Contractual Obligations & Commitments

The Corporation had the following contractual obligations and commitments on December 31, 2003:
($ millions)	1 Year	2-3 Years	4-5 Years
Project Loan Repayments	12.0	43.5	-
Capital Lease Obligations	3.6	5.9	3.6
Tailings Dam Construction	4.6	-	-
Closure Bonding Requirement	0.8	1.6	1.6

Northgate has a commitment to reclaim the land occupied by the Kemess mining and milling complex once activities there have ceased. This reclamation cost is currently estimated at Cdn$18.8 million and is scheduled to begin in 2009 when current Kemess South reserves will be exhausted. At December 31, 2003, $12,918,000 was accrued in long-term liabilities on the Corporation's consolidated balance sheet.

Risk Factors

Northgate's future revenues are dependent on the prices for gold and copper on world markets, the level of treatment and refining charges that custom smelters charge for processing concentrate and the rail, truck and ocean freight rates associated with getting its concentrate to market. These prices and charges can vary significantly from year-to-year and affect the Corporation's revenue and earnings. Operating costs at Northgate's Kemess South mine site are largely denominated in Canadian dollars and, as a result, the Corporation's US dollar earnings will be directly affected by fluctuations in the Cdn/US dollar exchange rate to the extent that these costs are not hedged with foreign currency instruments. Northgate has long-term debt and, as a result, changes in interest rates, to the extent they are not fixed, will have an effect on earnings.

The following table shows the approximate impact on the Corporation's 2004 earnings and cash flow of variations in prices, exchange rates and interest rates, based on the projected production at the Kemess South mine if the change was to remain in effect for the full year:
Factor	Change	Earnings & Cash
		Flow Impact ($millions)
Gold price	$10/ounce	2.2
Copper price	$0.01/pound	0.7
Interest rates (LIBOR)	1.0%	0.6
US/Cdn$ Exchange rate	$0.01	1.2

Although the Corporation has carefully prepared its mineral reserve and resource figures and believes that the methods of estimating mineral reserves and resources are sound, such figures are estimates and no assurance can be given that the indicated recoveries of gold and copper from the reserves will be realized over the mine life.

The business of mining is generally subject to a number of risks and hazards, including operational accidents, labour disputes, unusual or unexpected geological conditions and other environmental phenomena, including weather. Northgate maintains insurance against risks that are typical in the mining industry, but such insurance may not provide adequate coverage under all circumstances.

The Corporation is subject to various legal claims, judgments, potential claims and complaints including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While the Corporation believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will not have a material adverse affect on the Corporation's financial condition, there is a risk that if such decisions are determined adversely to the Corporation, they could have a material adverse effect on the Corporation's profitability.

The Corporation's mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations. The Corporation believes that it is in substantial compliance with all current laws and regulations. However, since these laws and regulations are subject to constant change, there can be no guarantee that future changes will not have a material adverse effect on the Corporation by reducing levels of production, or delaying or preventing the development of new mining properties.

Critical Accounting Estimates

The Corporation's accounting policies are described in Note 2 to the consolidated financial statements. These consolidated financial statements are prepared in conformity with Canadian GAAP, which require the Corporation to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of the Corporation's financial statements and the uncertainties inherent within them.

Concentrate Inventories & Revenue Recognition

To December 31, 2003, revenue has been recognized upon production of concentrate. Sales of concentrate are based on specific sales agreements and revenues may be subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue, which have generally not been significant, are recorded in the period of final settlement. Changes in sales arrangements could impact the timing of revenue recognition in the future. In addition, based on revised accounting standards, in 2004 the Corporation will recognize revenue at the time of shipment to the smelter.

Reclamation and Closure Costs

Northgate has an obligation to reclaim its properties after the minerals have been extracted, and has estimated the costs necessary to comply with existing reclamation standards. These costs are accrued on a unit-of-production basis as minerals are mined, based on the estimated amount of mineral reserves expected to be recovered, with the aggregate amount accrued being reflected as a liability on Northgate's consolidated balance sheet. If these estimates of costs or of recoverable mineral resources prove to be inaccurate, Northgate could be required to increase the reserve for site closure and reclamation costs, increase the amount of future reclamation expense per tonne mined or both, all of which would reduce Northgate's earnings and net assets.

Mineral Property Costs

Northgate records mineral property acquisition and mine development costs at cost. In accordance with Canadian GAAP, Northgate capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of Northgate's mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan, reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce Northgate's earnings and net assets.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate's earnings and net assets.

Changes in Accounting Policies

Effective January 1, 2003, the Corporation retroactively changed the method of application of its stock-based compensation accounting policy to charge the fair value of all stock-based compensation awards granted on or after January 1, 2002 to compensation expense, with a corresponding credit to shareholders' equity under contributed surplus.

Off-Balance Sheet Arrangements

The Corporation's most significant off-balance sheet arrangement is for forward gold sales contracts. These have been entered into with high-quality banking counterparties who engage in substantial derivative transactions with numerous third parties in addition to Northgate. The Corporation has entered into these contracts for the purpose of guaranteeing minimum revenues from ounces produced and sold, as part of covenants contained in its syndicated project loan facility. At December 31, 2003, this facility and the associated gold hedges were unconditionally guaranteed by Brascan Financial Corporation ("Brascan"), formerly a related party, to whom the Corporation pays a guarantee fee of 1% per year on the outstanding loan amount.

At December 31, 2003, Northgate had entered into a series of forward sales contracts for the sale of 330,000 ounces at an average price of $307 per ounce. These contracts mature on a monthly basis between January 2004 and December 2007. As these contracts mature, it is anticipated they will be settled financially and the resulting loss or gain will be taken into income. The unrealized loss on these forward sales contracts at December 31, 2003 was approximately $40,458,000.The table below shows the number of ounces maturing on an annual basis.

Year	Gold (ounces)
2004	69,000
2005	87,000
2007	87,000
2008	87,000
Total	330,000

The Corporation leases certain mining equipment on a long-term operating lease which expires on August 31, 2009. Annual payments on this lease are $648,000.

Related party transactions

During 2003,the Corporation carried on certain transactions with its affiliates, which are conducted on normal business terms and in the ordinary course of its business (see Note 14 to the consolidated financial statements). The most significant of these transactions were as follows:

  the sale of 100% of its concentrate production to Noranda Inc. under a three year agreement that ends on December 31, 2004;
  a 1.62% royalty on payable metals to Brascan on production from the Kemess South mine; and
  a guarantee fee of 1% of the outstanding principal on the Corporation's syndicated credit facility payable to Brascan.

During 2003,Northgate paid $3,254,000 in royalties and guarantee fees to Brascan compared to $2,942,000 in 2002 and $2,089,000 in 2001.

On November 24, 2003, when Brascan sold its 41.5% interest in Northgate through a secondary offering, Noranda Inc. and Brascan ceased to be related parties.

Non-GAAP Measures

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide:(i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold;(ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or US GAAP measures and may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.
Expressed in thousands of US$,	2003.	2002.	2001.
except per ounce amounts

Total operating costs	$ 87,221	$ 78,357	$ 74,774
Currency hedging (losses)/gains	3,933	(2,294)	(3,195)
Total site operating costs	91,154	76,063	71,579
$ per ounce reconciliation:
Site operating costs	$ 310	$ 269	$ 258
By-product credit	(91)	(65)	(48)
Full absorption net cash cost	219	204	209
Adjustment for excess stripping	(44)	(24)	4
Gold Institute net cash cost	$ 175	$ 180	213

Management's Responsibility

The accompanying consolidated financial statements are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis and the external auditors' report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G.Stowe	Jon A.Douglas
President &	Senior Vice President &
Chief Executive Officer	Chief Financial Officer

February 26, 2004

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Northgate Exploration Limited as at December 31, 2003 and 2002 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the method of accounting for stock-based compensation as explained in Note 2(h) to the consolidated financial statements, on a consistent basis.

Chartered Accountants
Vancouver, Canada

February 26, 2004

Consolidated
Balance Sheets
As at December 31, 2003 and 2002
(expressed in thousands of US dollars)	Note	2003	2002

ASSETS
Current Assets
Cash and cash equivalents		$7,743	$4,401
Concentrate settlements and other receivables		13,051	13,982
Inventory	4	18,912	7,652
		39,706	26,035
Other assets	5	15,476	11,215
Mineral property, plant and equipment	6	187,194	198,481
		$242,376	$235,731
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$15,219	$15,655
Current portion of capital lease obligations	7	3,566	2,675
Current portion of long-term debt	8	12,000	9,000
		30,785	27,330

Capital lease obligations	7	9,554	9,871
Long-term debt	8	43,500	55,500
Provision for site closure and reclamation	9	12,918	10,298
		96,757	102,999
Non-controlling interest	3	-	3,393

Shareholders' Equity	11	145,619	129,339
		$242,376	$235,731

Commitments and contingencies (Notes 7 and 16)

The accompanying notes form an integral part of these financial statements.

On behalf of the Board of Directors,

Terrence A.Lyons, Director	Patrick D.Downey, Director

Consolidated
Statements of Operations
As at December 31, 2003, 2002 and 2001
(expressed in thousands of US dollars)	Note	2003	2002	2001

Revenue		$138,446	$113,270	$101,558
Operating costs		87,221	78,357	74,774
Administrative and general		3,873	1,706	2,131
		91,094	80,063	76,905
Earnings before interest, taxes, depreciation, depletion and other		47,352	33,207	24,653

Other:
Depreciation and depletion		33,506	25,891	24,152
Net interest		4,205	5,335	9,341
Exploration		3,408	4,215	840
Currency translation losses (gains)		(1,444)	1,129	163
Mining and capital taxes		1,420	1,318	1,340
Non-controlling interest		19	(531)	(120)
		41,114	37,357	35,716
Earnings (loss) before the following items:		6,238	(4,150)	(11,063)
Losses on settlement of gold forward sales contracts	15(a)	-	(9,839)	-
Other income (expense)	14	193	(290)	1,151
Earnings (loss) before income taxes		6,431	(14,279)	(9,912)
Income tax recovery		2,634	-	-
Earnings (loss) for the year		$9,065	$(14,279)	$(9,912)
Earnings (loss) per share:
Basic		$0.05	$(0.14)	$(0.58)
Diluted		$0.05	$(0.14)	$(0.58)
Weighted average shares outstanding:
Basic		197,712,564	123,374,060	30,251,156
Diluted		198,634,756	124,251,228	144,192,323

Consolidated
Statements of Retained Earnings (Deficit)
As at December 31, 2003, 2002 and 2001
(expressed in thousands of US dollars)	Note	2003	2002	2001

Deficit, at beginning of year:
As previously reported		$(48,486)	$(31,640)	$(14,230)
Adjustment for retroactive change in accounting for stock-based
compensation	2(h)	(36)	-	-
As restated		(48,522)	(31,640)	(14,230)
Earnings (loss) for the year		9,065	(14,279)	(9,912)
Dividends on preferred shares	11(a)(ii)	-	(1,166)	-
Interest on capital securities	10	-	(1,437)	(7,498)
Deficit, end of year		$(39,457)	$(48,522)	$(31,640)

The accompanying notes form an integral part of these financial statements.

Consolidated
Statements of Cash Flows
As at December 31, 2003, 2002 and 2001
(expressed in thousands of US dollars)	Note	2003	2002	2001

CASH PROVIDED BY (USED IN)
Operations
Earnings (loss) for the year		$9,065	$(14,279	$(9,912)
Non-cash items:
Depreciation and depletion		33,506	25,891	24,152
Non-controlling interest		19	(531)	(120)
Unrealized currency translation losses		503	253	163
Accrual for site closure and reclamation		308	167	-
Amortization of deferred financing charges		871	503	303
Gain on disposal of subsidiary		-	-	(1,151)
Stock-based compensation		248	36	-
Future income tax recovery		(2,634)	-	-
Other gains		-	(172)	-
		41,886	11,868	13,435
Changes in non-cash operating working capital:
Concentrate settlements and other receivables		(1,289)	(2,531)	(3,356)
Inventories		(11,260)	172	3,973
Accounts payable and accrual liabilities		(436)	(5,058)	(6,797)
		28,901	4,451	7,255
Investments
Proceeds received from investments		-	-	4,621
Additions to other assets		(689)	(1,559)	(2,405)
Additions to mineral property, plant and equipment		(12,914)	(19,101)	(15,156)
		(13,603)	(20,660)	(12,940)
Financing
Repayment of capital lease obligation		(3,133)	(3,177)	(2,635)
Capital lease financing		-	8,000	-
Repayment of long-term debt		(9,000)	(83,282)	(12,687)
Issuance of long-term debt		-	27,734	14,719
Issuance of preferred shares		-	56,475	-
Dividends on preferred shares		-	(1,166)	-
Reduction of non-controlling interest		-	(5,000)	-
Issuance of common shares and warrants		177	108,878	-
Draw (repayment) of capital securities		-	(88,656)	4,682
		(11,956)	19,806	4,079
Increase (decrease) in cash and cash equivalents		3,342	3,597	(1,606)
Cash and cash equivalents, beginning of year		4,401	804	2,410
Cash and cash equivalents, end of year		$7,743	$4,401	$804
Supplementary information:
Cash paid during the year for:
Interest on capital securities		-	14,860	-
Other interest		$3,423	$18,588	$6,137
Income taxes		-	-	-
Non-cash financing activities:				-
Issuance of common shares on redemption of preferred shares		-	56,475	-
Issuance of common shares for acquisition of non-controlling
interest in Kemess Mines Ltd.	3	$6,790	$-	$-
Purchase of mineral property, plant and equipment by		$3,707	$8,000	$-
assumption of capital lease obligations

The accompanying notes form an integral part of these financial statements.

Years ended December 31, 2003 and 2002 (amounts in tables expressed in thousands of US Dollars, except per share amounts)

NOTE 1
Nature of Operations

Northgate Exploration Limited (the "Corporation") is engaged in gold and copper mining and related activities including exploration, development and processing. Its principal assets are its 100% interest in the Kemess South mine and the Kemess North Project (Note 3).

NOTE 2
Significant Accounting Policies

A.     Basis of Presentation

These financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with accounting principles and practices generally accepted in the United States, except as disclosed in Note 17.The consolidated financial statements include the accounts of the Corporation and its subsidiary companies. All material inter-company balances and transactions have been eliminated.

B.     Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at acquisition that are readily convertible to specified amounts of cash.

C.     Inventory

Concentrate and metal inventory is valued at net realizable value. Supplies inventory is stated at the lower of average cost or replacement cost.

D.     Mineral Property, Plant and Equipment

Mineral property acquisition and mine development costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated recoverable reserves. If it is determined that the deferred costs relating to a property are not recoverable over its productive life, the unrecoverable portion is charged to operations in the period such determination is made.

Plant and equipment is stated at cost less accumulated depreciation. Milling assets are amortized using the unit-of-production method based on estimated recoverable reserves expected to be processed through the mill.

Amortization for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project-by-project basis. If a project is abandoned or it is determined that the deferred costs may not be recoverable based on current economics or permitting considerations, the accumulated project costs are charged to operations in the period in which the determination is made. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

E.     Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. A reserve for future site closure and mine reclamation costs has been established based upon the estimated costs to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties are accrued using the unit-of-production method. The effect of increases or decreases in estimated future costs resulting from amendments to reclamation standards by the regulatory authorities, changes to the extent of remediation required, experience gathered by the Corporation and others on similar properties, or other factors, are reflected in earnings from properties currently in production, prospectively, commencing in the period the estimate is revised.

F.     Revenue Recognition

Revenue is recognized upon production of concentrate. Sales of concentrates are based on specific sales agreements and revenue may be subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue are recorded in the period of final settlement. Gains and losses on derivative financial instruments used to hedge metal price or foreign exchange risk are recognized in revenue and operating costs respectively, when realized.

G.     Reporting Currency and Foreign Currency Translation

The Corporation's primary currency of measurement and display is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date with gains or losses included in earnings. Non-monetary assets and liabilities and revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

H.     Stock-Based Compensation

Effective January 1, 2002, the Corporation adopted the CICA's new handbook section 3870,"Stock-Based Compensation and Other Stock-Based Payments"("HB 3870").Under the new standard, stock options granted to non-employees and other stock-based payments, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002,are accounted for using the fair value based method.

On adoption of HB 3870,the Corporation elected to use the settlement method of accounting for stock options granted to directors and employees, and disclose the pro forma effect of accounting for these awards under the fair value method. As a result, no stock-based compensation expense was recorded during the year ended December 31, 2002. Effective January 1, 2003, the Corporation changed the method of application of its stock-based compensation accounting policy so as to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to contributed surplus. This change has been applied retroactively and prior periods since adoption of HB 3870 have been restated. This change in accounting policy resulted in an increase in the loss previously reported for the year ended December 31, 2002 of $36,000, with corresponding increases in deficit and contributed surplus in shareholders' equity as at December 31, 2002. The initial adoption of HB 3870 in 2002 and the change in the method of application of HB 3870 in 2003 did not result in any changes to 2001 and prior years.

Prior to adoption of the new recommendations, no compensation expense was recorded for the Corporation's stock-based plan when the options or incentives are granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

I.     Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

J.     Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables from sales of concentrate and values of concentrate in inventory and in transit, site closure and reclamation obligations, impairment of assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

K.     Earnings Per Share

Basic earnings (loss) per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings available to common shareholders equals net earnings (loss), adjusted for charges against deficit for certain preferential items. The Corporation uses the treasury stock method to compute the dilutive effects of stock options and warrants and the "if converted" method for convertible securities. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options and warrants is applied to repurchase common shares at the average market price for the period. The weighted average number of common shares is adjusted for the net increase in common shares issued on the exercise of stock options and warrants over the shares assumed to be repurchased. Stock options and warrants are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceed the exercise price of the stock options. Under the "if converted" method, convertible securities are assumed to be converted at the beginning of the period and the resulting potential common shares are included in the outstanding common shares at the end of the period. When there is a loss for a period, the potential shares to be issued are not included in the computation of diluted earnings per share, as the result would be anti-dilutive.

L.     Comparative Figures

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted for the current year.

NOTE 3
Acquisition of Kemess Mines Ltd.

On February 11, 2000, the Corporation acquired for $187,530,000 a Convertible Royalty Interest (the "Kemess Convertible Royalty") equal to 95% of the net cash flow of the Kemess South mine. On December 31, 2000 this royalty interest was exchanged for a 95% equity interest in Kemess Mines Ltd. The remaining 5% interest in Kemess Mines Ltd. was owned by Royal Oak Ventures Inc.

During 2002,the Corporation reduced the capital of its subsidiary, Kemess Mines Ltd. and paid $5,000,000 to Royal Oak Ventures Inc. in connection with such capital reduction.

On February 14, 2003, the Corporation completed the acquisition of the remaining 5% interest in Kemess Mines Ltd. from Royal Oak Ventures Inc. As consideration, the Corporation issued 7,186,000 common shares of the Corporation. This acquisition was accounted for by the purchase method of accounting with the assigned value of the consideration of $6,790,000,being allocated as follows:
Mineral property, plant and equipment	$3,378
Non-controlling interest	3,412
$6,790

NOTE 4
Inventory

	2003	2002
Concentrates and metal inventory	$13,002	$2,727
Supplies	5,910	4,925
	$18,912	$7,652

NOTE 5
Other Assets

Restricted cash consists of Cdn$13,000,000 (in 2002 -Cdn$12,000,000) in cash and short-term deposits pledged by a subsidiary of the Corporation relating to site closure and reclamation obligations at the Kemess South mine (Note 9).
	2003	2002
Restricted cash	$10,059	$7,597
Deferred financing and lease charges	2,783	3,618
Future income taxes (Note 12)	2,634	-
	$15,476	$11,215

NOTE 6
Mineral Property, Plant and Equipment
		Accumulated
		Depreciation &	Net Book
2003	Cost	Depletion	Value
Mineral property	$19,348	$-	$19,348
Plant and equipment	251,395	83,549	167,846
	$270,743	$83,549	$187,194

		Accumulated
		Depreciation &	Net Book
2002	Cost	Depletion	Value
Mineral property	$15,702	$-	$15,702
Plant and equipment	232,822	50,043	182,779
	$248,524	$50,043	$198,481

The Corporation's interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced, payable to Brascan, which, prior to November 24, 2003, was a related party.

NOTE 7
Lease Obligations
	2003	2002
Capital lease obligations	$13,120	$12,546
Less: current portion	3,566	2,675
	$9,554	$9,871

Kemess Mines Ltd. has obligations under capital leases for mobile mining equipment with remaining terms ranging from one to five years. At December 31, 2001, approximately $1,398,000 of the capital lease obligations were payable to an affiliate of Brascan pursuant to capital leases which were transacted under normal business terms. This amount was repaid in full during 2002.

Future capital lease payments as of December 31, 2003, are as follows:
2004	$3,566
2005	3,479
2006	2,426
2007	2,242
2008	1,407

The Corporation also leases equipment under a long-term operating lease that expires August 31, 2009.The annual payment for this lease is $648,000,except in 2009 when it is $486,000.The aggregate lease payments to the expiry date are $3,726,000.

NOTE 8
Long-Term Debt
	2003	2002
Project loan	$55,500	$64,500
Less: current portion	12,000	9,000
	$43,500	$55,500

On September 13, 2001, Kemess Mines Ltd. closed a $100,000,000 syndicated credit facility. This facility currently bears interest at LIBOR plus 1% and is secured by a fixed and floating charge over all of the assets of the Kemess South mine and is fully guaranteed by Brascan until the mine passes its completion test. In consideration for providing this guarantee, Kemess Mines Ltd. pays Brascan a fee of 1% per annum. Under this project loan and once the mine passes its completion test, Kemess Mines Ltd. agrees to maintain certain forward sales commitments over the term of the loan (Note 15(a)). Interest is payable quarterly with total annual principal payments as follows:
2004	$12,000
2005	21,000
2006	22,500
$55,500

NOTE 9
Site Closure and Reclamation Obligations

Minimum standards for mine reclamation have been established by federal and provincial governmental agencies. Under current regulations, Kemess Mines Ltd. is required to meet performance standards to minimize environmental impacts from operations and to perform site restoration and other closure activities.

Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

At December 31, 2003, Kemess Mines Ltd. had a security bond of Cdn$13,000,000 posted in connection with its reclamation permit for the Kemess South mine (Note 5).During 2002, Kemess Mines Ltd. and the Government of British Columbia amended this reclamation permit such that Kemess Mines Ltd. agreed to provide additional security installments of Cdn$1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of $800,000 due on December 31, 2009.

NOTE 10
Capital Securities

During 2001 and 2002,the Corporation had outstanding certain debt securities which were classified as equity securities because the Corporation had the option to make principal and interest payments in either cash or common shares.

Distributions on these securities, net of related income taxes, are not included in the computation of earnings (loss) for these years but are included in the computation of earnings (loss) per share. These debt securities were repaid in cash on March 28, 2002.

NOTE 11
Shareholders' Equity

A. Share Capital
	2003	2002
Common shares [A(iii)]	$ 176,179	$ 169,212
Warrants [A(iii)]	8,613	8,613
Contributed surplus (C)	284	36
Deficit	(39,457)	(48,522)
	$ 145,619	$ 129,339

(i) Authorized:

  100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series 1 and 100,000,000,000 have been designated Series 2
  100,000,000,000,000 Class B preference shares, without par value
  100,000,000,000,000 common shares, without par value

(ii) Preference shares:

On March 28, 2002, the Corporation issued a total of 3.6 million 8% convertible preference shares to an affiliate of Brascan. On June 25, 2002, these preference shares were converted into common shares at Cdn$1.51 per share.
	No. of Shares	Amount
Class A Series 1:
Balance, December 31, 2000 and 2001	-	$ -
Issued for cash at Cdn$25 per share	1,800,000	28,238
Converted to common shares
at Cdn$1.51 per share in 2002	(1,800,000)	(28,238)
Balance, December 31, 2002 and 2003	-	-
Class A Series 2:
Balance, December 31, 2000 and 2001	-	-
Issued for cash at Cdn$25 per share	1,800,000	28,237
Converted to common shares
at Cdn$1.51 per share in 2002	(1,800,000)	(28,237)
Balance, December 31, 2002 and 2003	-	-
Total preference shares,
December 31, 2002 and 2003	-	$ -

(iii) Common shares:
	No. of Shares	Amount
Balance, December 31, 2000 and 2001	30,251,156	$ 12,472
Issued during the year:
On exercise of previously issued
unit special warrants	15,873,000	12,552
On exercise of previously issued
flow-through special warrants	3,865,429	3,396
On exercise of rights at
at Cdn$1.25 per share	19,841,270	15,690
Pursuant to a prospectus offering	60,975,610	73,511
On conversion of convertible
preferred shares [A(ii)]	59,602,650	56,475
Private placement of flow-through
common shares	722,500	932
On exercise of options	144,000	85
Other	(2,000)	(2)
Share issuance costs	-	(5,899)
Balance, December 31, 2002	191,273,615	169,212
Issued during the year:
For acquisition of non-controlling
interest in Kemess Mines Ltd
(Note 3)	7,186,000	6,790
On exercise of options	300,300	207
Share issuance costs	-	(30)
Balance, December 31, 2003	198,759,915	$ 176,179

On December 28, 2001, the Corporation issued 15,873,000 unit special warrants at Cdn$1.26 per unit special warrant and 3,865,429 flow-through special warrants at Cdn$1.40 per flow-through special warrant. Each unit special warrant was exercisable into a unit consisting of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire a common share at an exercise price of Cdn$3.00 per share until December 28, 2006.Each flow-through special warrant was exercisable into a flow-through common share. An affiliate of Brascan participated in this financing as an underwriter. On February 18, 2002, the Corporation received clearance from the Canadian regulatory authorities to file materials for a final prospectus, which qualified for distribution the common shares, common share purchase warrants and flow-through common shares to be issued on exercise of the unit special warrants and flow-through special warrants. On the same date, the Corporation also received clearance to file materials for a final rights offering prospectus which qualified for distribution the common shares and common share purchase warrants to be issued on the exercise of 19,841,270 units at Cdn$1.26 per unit previously issued to existing shareholders. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire one common share at Cdn$3.00 per share to December 28, 2006.In March 2002, the Corporation issued the 35,714,270 common shares and half-warrants and 3,865,429 flow-through common shares on exercise of the units described above.

On June 25, 2002, the Corporation closed a Cdn$125 million equity financing in which it issued 60,975,510 common shares at Cdn$1.835 per share. The Corporation also issued 20,325,203 share purchase warrants exercisable at Cdn$3.00 per share until December 31, 2006 as part of this financing. The warrants were assigned a value of Cdn$0.645 per warrant based on the trading price of the previously issued warrants on the day the transaction was announced.

On December 23, 2002, the Corporation issued 722,500 flow-through common shares at Cdn$2.00 per share by way of a private placement.

B. Common Share Purchase Warrants
Exercise Price	Expiry Date	Number
Cdn$0.84	February 11, 2005	1,500,000
Cdn$3.00	December 28, 2006	17,857,135
Cdn$3.00	December 28, 2006	20,325,203

C. Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 9,710,752 common shares to directors, employees and consultants. Stock options are granted at the discretion of the board of directors at exercise prices based on the market price of the Corporation's common shares at the date of the grant of the stock options. In no instance may the exercise price be less than the market price of the common shares at the time of the option being granted. Options may not be granted with exercise periods longer than ten years. Vesting is at the discretion of the board of directors.

The continuity of options granted and outstanding under the stock option plan is shown at the bottom of the page.

During 2001,the Corporation paid Cdn$11,000 to employees who exercised a total of 30,000 of their stock options, in lieu of issuing the 30,000 common shares.

Details of the options outstanding as at December 31, 2003 are shown below:
Exercise Price	Expiry Date	Outstanding	Exercisable
Cdn$0.92	December 1,2 004	150,000	150,000
Cdn$0.90	January 15, 2006	181,000	41,000
Cdn$0.75	April 20, 2006	175,000	95,000
Cdn$0.82	May 16, 2006	16,000	-
Cdn$1.45	February 21, 2007	124,000	40,000
Cdn$1.45	July 4, 2007	30,000	-
Cdn$1.84	February 27, 2008	508,200	84,600
Cdn$1.45	May 9, 2008	850,000	250,000
Cdn$1.40	July 1, 2008	50,000	10,000
		2,084,200	670,600

During the year ended December 31, 2003, the Corporation recognized stock-based compensation expense of $248,000 (2002 - $36,000) based on the fair value of options granted since January 1, 2002 and vested during the year. The weighted average fair value of options granted in 2003 was $0.65 (2002 - $0.85) per share. The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:
	2003	2002
Risk-free interest rate	2.5%	4.5%
Annual dividends	-	-
Expected stock price volatility	57%	95%

The expected life of the options used in the option-pricing model were determined as one half of the weighted average life of the option terms.
	2003		2002		2001
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Number	(Cdn$)	Number	(Cdn$)	Number	(Cdn$)

Balance, beginning of year	991,000	$0.98	978,000	$0.87	800,000	$0.91
Granted	1,429,500	$1.59	190,000	$1.45	240,000	$0.76
Exercised	(300,300)	$0.69	(144,000)	$0.59	(30,000)	-
Cancelled	(36,000)	$1.27	(33,000)	$0.90	(32,000)	$0.90
Balance, end of year	2,084,200	$1.39	991,000	$0.98	978,000	$0.87
Exercisable	670,600	$1.25	452,000	$0.93	418,000	$0.90

NOTE 12
Income Taxes

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rate for the following reasons:
	2003	2002	2001
Income (loss) before taxes	$ 6,431	$ (14,279)	$ (9,912)
Canadian income tax rate	41.62%	42.65%	45.6%
Tax based on statutory income tax rate	$ 2,677	$ (6,089)	$ (4,520)
Expenses not deductible	4,952	2,161	3,661
Change in valuation allowance
and tax rates	(5,392)	3,690	9,487
Other	(4,871)	238	(8,628)
	$ (2,634)	$ -	$ -

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:
	2003	2002
Future income tax assets:
Non-capital loss carry forwards	$30,416	$12,494
Net capital loss carry forwards	22,593	20,595
Mineral property, plant and
equipment and Canadian
resource reductions	10,123	38,169
Reclamation liabilities	4,601	3,292
BC mineral tax deductions	35,423	31,549
Other	-	2,827
	103,156	108,926
Valuation allowance	(100,522)	(108,926)
Net future income tax asset (Note 5)	$2,634	$-

At December 31, 2003, the Corporation and its subsidiaries have non-capital losses of approximately Cdn$122,800,000 available for Canadian income tax purposes, which are due to expire from 2004 to 2010 taxation years. In addition, the Corporation has approximately Cdn$164,000,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

NOTE 13
Segmented Information

The Corporation considers itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing. All mineral property, plant and equipment are in Canada.

NOTE 14
Related Party Transactions

In the ordinary course of business, the Corporation carries on certain transactions with its affiliates, which are conducted on normal business terms. In addition to the related party transactions disclosed elsewhere in these financial statements, at December 31, 2003, the consolidated balance sheet includes royalty and other accounts payable of $830,153 due to Brascan and its affiliates. During the year ended December 31, 2003, the Corporation paid a total of $3,304,000 (2002 - $6,815,000, 2000 - $14,247,000) in interest, royalties and guarantee fees to Brascan and its affiliates. As of November 24, 2003, Brascan and its affiliates are no longer related parties to the Corporation. During 2002, the Corporation entered into a smelter contract whereby substantially all of the Corporation's concentrates are processed by Noranda Inc., an affiliate of Brascan, who was a significant shareholder of the Corporation until November 24, 2003.

During 1998, a subsidiary of the Corporation entered into a promissory note agreement in the amount of $5,500,000 to finance the acquisition of a portfolio of mineral and exploration companies with properties located principally in South America, with the purchase price allocated to cash and notes receivable. During 2001, the Corporation sold the subsidiary that held the notes receivable and the promissory note payable to a significant shareholder, and recorded a gain on sale of $1,151,000.

NOTE 15
Financial Instruments

A.     At December 31, 2003, Kemess Mines Ltd. had forward sales commitments with major financial institutions to deliver 330,000 (2002 - 350,000) ounces of gold at an average accumulated price of $307 (2002 - $302) per ounce. These forward sales commitments are in the form of forward sales contracts maturing between January 28, 2004 and December 31, 2007. The unrealized loss on these forward contracts at December 31, 2003 was approximately $40,458,000 (2002 - $14,262,000). In June 2002, in connection with the closing of an equity financing and the reduction of its project loan facility, the Corporation closed out 670,000 ounces of its hedge book at a cost of $9,839,000.

At December 31, 2001, Kemess Mines Ltd. had outstanding written call options for 300,000 ounces of gold exercisable at $295 per ounce. Total premiums for selling these options of $1,190,000 were deferred and were brought into income during 2002.

At December 31, 2001, Kemess Mines Ltd. had entered into contracts to sell $72,865,125 in 2002 at an average exchange rate of Cdn$1.53 and had sold forward $14,000,000 to purchase Canadian dollars on March 31, 2002 at a rate of Cdn$1.44.The unrealized loss on these foreign exchange contracts was approximately $2,900,000 at December 31, 2001.

At December 31, 2002, Kemess Mines Ltd. had entered into contracts to sell $31,000,000 in 2003 at an average rate of Cdn$1.5858.The unrealized gain on these foreign exchange contracts was approximately $126,000 at December 31, 2002.

B.     Except as disclosed elsewhere in these financial statements, the carrying value of all financial instruments approximates fair value.

C.     The Corporation monitors the financial condition of its customers and counter-parties to contracts and considers the risk of material loss to be remote.

Note 16
Commitments & Contingencies

The Corporation has been named along with 20 other parties in a suit brought by the Regional Water Quality Control Board for the Central Valley Region of California, alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown mine. Management believes the suit to be without merit and is vigorously defending the claim. As the outcome of the suit and amounts payable, if any, are not determinable, no amounts have been accrued as of December 31, 2003.

At December 31, 2003, the Corporation had committed to a contract for approximately $4,600,000 in connection with the ongoing construction of the tailings dam. In addition, under the terms of various mineral property option agreements, the Corporation is required to spend approximately $824,000 in 2004.

NOTE 17
Differences Between Canadian & United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States ("US") generally accepted accounting principles ("GAAP"), as they affect the Corporation, are substantially the same, except for the following:

A. Mineral Properties

Statement of Financial Accounting Standards No.144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets" in the US requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. United States Securities and Exchange Commission ("SEC") staff have indicated that their interpretation of SFAS 144 requires mineral property costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. During the year ended December 31, 2003, the Corporation incurred $2,430,000 in costs associated with a property for which the commercially mineable deposits have not yet been determined to exist. Accordingly, for US GAAP purposes, these costs would be expensed as incurred.

B. Accounting for Asset Retirement Obligations

Canadian GAAP requires the Corporation make an estimation of future site closure and reclamation costs. These estimated total costs are accrued and charged to the statement of operations over the life of the mine using the unit-of-production method. Until December 31, 2002, US GAAP for asset retirement obligations were comparable to Canadian GAAP.

Effective January 1, 2003, US GAAP require the adoption of Statement of Financial Accounting Standards 143 "Accounting for Asset Retirement Obligations" ("SFAS 143") which applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

Under the new standard, the Corporation is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made. Upon initial recognition of the liability, the Corporation capitalizes an asset retirement cost by increasing the carrying amount of the related long-lived asset. This asset retirement cost will be depreciated over the life of the related asset using the unit-of-production method. At the end of each year, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement (additional asset retirement cost).

Under US GAAP, on January 1, 2003, the Corporation would have recorded income of $841,000 as the cumulative effect of a change in accounting principle, a net decrease of $461,000 to mineral property, plant and equipment and a reduction of the provision for site closure and reclamation costs of $1,302,000 to reflect the effect of this change in the method of accounting for asset retirement obligations compared to the amounts previously recorded in the Corporation's financial statements prepared under Canadian and US GAAP.

For the year ended December 31, 2003, under US GAAP, the Corporation would have recorded a net increase of $4,555,000 in the provision for site closure and reclamation costs for the estimated present value of reclamation liabilities and accretion, a net increase of $3,434,000 to mineral property, plant and equipment as additions for asset retirement costs less depreciation, an increase of $545,000 to depreciation and depletion expense, an increase in accretion expense of $576,000, a reduction in operating costs of $308,000 for site closure and reclamation costs previously accrued for Canadian GAAP purposes and a reduction in foreign exchange gain of $53,000 related to site closure and reclamation costs.

The continuity of the provision for site closure and reclamation costs under US GAAP for the year ended December 31, 2003 would be as follows:
Balance, beginning of year	$10,298
Impact of adoption of SFAS No.143	(1,302)
Liabilities incurred in the current year	3,979
Site closure and reclamation costs incurred	-
Accretion expense	576
Effect of foreign exchange	2,365
Balance, end of year	$15,916

C. Inventory

The Corporation values concentrate inventories at net realizable value, with the related adjustment from cost being recorded in revenue at the time of production. Under US GAAP, inventory is valued at the lower of cost of production and net realizable value. Application of this principle for US GAAP at December 31, 2003 would reduce inventory, revenue and operating costs by $6,296,000 (2002 - $1,084,000), $10,275,000 (2002 - $123,000;2001 - $2,604,000) and $5,063,000 (2002 - increase of $456,000; 2001 - reduction of $2,099,000) respectively.

D. Revenue Recognition

The Corporation recognizes revenue on production on the basis that all production has been pre-sold and the amount can be reasonably estimated. Under US GAAP, revenue cannot be recognized until title has passed to the purchaser. Application of this principle for US GAAP at December 31, 2003 would increase revenue by $3,846,000.For the year ended December 31, 2002,application of US GAAP would reduce concentrate receivables by $3,846,000 (2001 - $2,274,000) and revenue by $1,572,000 (2001 - $2,274,000).

E. Stock-Based Compensation

Statement of Financial Accounting Standards No.123 ("SFAS 123") requires that stock-based compensation be accounted for based on a fair value methodology, although for employee and director stock-based compensation, it allows the application of the intrinsic value method with the pro forma fair value effects to be disclosed in the notes to the financial statements rather than in the statement of operations. Statement of Financial Accounting Standard No.148 ("SFAS 148") provides for transitional rules for companies who voluntarily adopt the fair value method of accounting for stock-based compensation related to stock options. As disclosed in Note 2(h),the Corporation voluntarily adopted the fair value method of accounting for Canadian GAAP purposes. For US GAAP, the Corporation adopted the transitional provisions of SFAS 148 effective January 1, 2003. For Canadian GAAP, the Corporation accounted for the change in accounting policy retroactively with restatement of the results of operations for 2002.For US GAAP purposes, the Corporation adopted SFAS 148 prospectively to all options granted on or after January 1, 2003.Accordingly,under US GAAP, administrative and general expenses for the year ended December 31, 2002 and contributed surplus and deficit as at December 31, 2002 and 2003 would each be reduced by $36,000.

F. Capital Securities

As the Corporation had the ability to settle the capital securities outstanding at December 31, 2001 with the issuance of common shares, Canadian GAAP allows the capital securities to be presented as equity. The corresponding interest expense is treated similar to a dividend and charged directly to retained earnings (deficit). Under US GAAP, these capital securities would be treated as long-term debt and the corresponding interest expense as a charge to earnings (loss) for the year.

G. Change in Reporting Currency

The Corporation adopted the United States dollar as the primary currency of measurement and display at December 31, 2001 by using a translation of convenience. Under US GAAP, a change in reporting currency requires the previously reported comparative figures to be restated as if the Corporation had been reporting in the new currency since incorporation. As substantially all of the net assets held by the Corporation were acquired at December 31, 2000, the Corporation has determined that the retroactive application of US GAAP translation principles would not have a material impact on its financial statements.

H. Financing Fee

In 2000,the Corporation issued 1,500,000 warrants to Brascan relating to advisory services and financing provided in connection with the acquisition of the Kemess Convertible Royalty (Note 3).Under US GAAP, the granting of these warrants would be considered a financing fee with the fair value being a cost associated with the acquisition. The effect of this change at December 31, 2003 would be to increase mineral property and shareholders' equity each by $480,000 (2002 - $480,000).

I. Derivative Financial Instruments

Statement of Financial Accounting Standards No.133 ("SFAS 133"), "Accounting for Derivative Instrument and Hedging Activities" and the corresponding amendments under US GAAP require that all derivative financial instruments which do not qualify as a hedge under the Statement be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them with changes in the fair value of derivative financial instruments recognized in earnings.

The Corporation has disclosed the fair value of gold forward sales contracts and foreign exchange contracts in Note 15(a). Although the contracts are considered to be effective economic hedges and they were accounted for as hedges for Canadian GAAP purposes, the Corporation elected not to complete the required designation and effectiveness assessment and documentation to achieve hedge accounting under US GAAP. Application of US GAAP at December 31, 2003 would decrease mineral property by $3,517,000 (2002 - $3,517,000) and result in fair value adjustments of $26,322,000 loss (2002 - $14,664,000 loss;2001 - $2,989,000 loss), which would be included in the measurement of earnings.

J. Flow-Through Shares

SEC staff have indicated that their interpretation of US GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. During 2002,a total of $4,328,000 was raised through the issuance of flow-through shares, of which $915,000 was held and had not been applied to qualifying exploration by the Corporation at December 31, 2002 and therefore would be excluded from cash and cash equivalents under US GAAP.

For US GAAP, the premium received by the Corporation on the issuance of flow-through shares which is in excess of the fair value of common shares is required to be credited to liabilities and included in operations over the period in which the Corporation incurs the qualified expenditures. During 2002, total flow-through share premiums received were $585,000,of which $245,000 related to qualified expenditures made in 2003 and $340,000 related to qualified expenditures made in 2002.

K. GAAP Reconciliation

The effect that differences between Canadian GAAP and US GAAP have on the Corporation's consolidated financial statements are summarized as follows:

Consolidated balance sheets effect	2003	2002
Shareholders' equity under Canadian GAAP	$145,619	$129,339
Adjustments to US GAAP for:
Deferred mineral property costs (A)	(2,430)	-
Asset retirement obligations (B)	(25)	-
Inventory valuation (C)	(6,296)	(1,084)
Revenue recognition (D)	-	(3,846)
Financing fee (H)	480	480
Derivative instruments & hedging activities (I)	(43,975)	(17,653)
Premium on flow-through shares (J)	-	(245)
Non-controlling interest	1,017	1,129
Shareholders' equity under US GAAP	$94,390	$108,120

Assets under Canadian GAAP	$242,376	$235,731
Adjustments to US GAAP for:
Deferred mineral property costs (A)	(2,430)	-
Asset retirement obligations (B)	2,973	-
Inventory valuation (C)	(6,296)	(1,084)
Concentrate receivables (D)	-	(3,846)
Financing fee (H)	480	480
Derivative instruments & hedging activities (I)	(3,517)	(3,517)
Acquisition of non-controlling interest	1,017	-
Assets under US GAAP	$234,603	$227,764

Liabilities under Canadian GAAP	$96,757	$102,999
Adjustments to US GAAP for:
Asset retirement obligations (B)	2,998	-
Derivative instruments & hedging activities (I)	40,458	14,136
Premium on flow-through shares (J)	-	245
Liabilities under US GAAP	$140,213	$117,380

Consolidated statements of operations effect	2003	2002	2001
Earnings (loss) for the year under Canadian GAAP	$9,065	$(14,279)	$(9,912)
Adjustments to US GAAP for:
Deferred mineral property costs (A)	(2,430)	-	-
Asset retirement obligations (B)	(25)	-	-
Inventory valuation (C)	(5,212)	(579)	(505)
Revenue recognition (D)	3,846	(1,572)	(2,274)
Stock-based compensation (E)	-	36	-
Interest on capital securities (F)	-	(1,437)	(7,498)
Derivative instruments & hedging activities (I)	(26,322)	(14,664)	(2,989)
Premium on flow-through shares (J)	245	340	-
Non-controlling interest	(112)	841	288
Loss for the year under US GAAP	$(20,945)	$(31,314)	$(22,890)

Consolidated statements of cash flows effect	2003	2002	2001
Cash provided by operations under Canadian GAAP	$28,901	$4,451	$7,255
Adjustments to US GAAP for deferred mineral property costs (A)	(2,430)	-	-
Cash provided by operations under US GAAP	$26,471	$4,451	$7,255
Cash used in investments under Canadian GAAP	$(13,603)	$(20,660)	$(12,940)
Adjustments to US GAAP for deferred mineral property costs (A)	2,430	-	-
Cash used in investments under US GAAP	$(11,173)	$(20,660)	$(12,940)
Cash provided by (used in) financing under Canadian GAAP	$(11,956)	$19,806	$4,079
Adjustment to US GAAP for restricted cash (J)	-	(915)	-
Cash provided by (used in) financing under US GAAP	$(11,956)	$18,891	$4,079

In addition,under US GAAP, a sub-total indicating cash flow from operations before changes in non-cash working capital would not be presented on the consolidated statements of cash flows.

L. US GAAP Statements

Presentation of the Corporation's balance sheets and statements of operations and retained earnings (deficit) under US GAAP would be as follows:

Consolidated Balance Sheets:
As at December 31, 2003 and 2002 (expressed in thousands of US dollars)	2003	2002
ASSETS
Current Assets
Cash and cash equivalents	$7,743	$4,401
Concentrate settlements and other receivables	13,051	10,136
Inventory	12,616	6,568
	33,410	21,105
Other assets	15,476	11,215
Mineral property, plant and equipment	185,717	195,444
	$234,603	$227,764

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$15,219	$15,900
Current portion of capital lease obligations	3,566	2,675
Current portion of long-term debt	12,000	9,000
	30,785	27,575
Fair value of derivative financial instruments	40,458	14,136
Capital lease obligations	9,554	9,871
Long-term debt	43,500	55,500
Provision for site closure and reclamation	15,916	10,298
	140,213	117,380
Non-controlling interest	-	2,264
Shareholders' Equity
Common shares	176,074	169,107
Warrants	8,613	8,613
Contributed surplus	248	-
Deficit	(90,545)	(69,600)
	94,390	108,120
	$234,603	$227,764

Consolidated Statements of Operations:

As at December 31, 2003, 2002 and 2001 (expressed in thousands of US dollars)	2003	2002	2001
Revenue	$105,695	$97,034	$96,295
Operating costs	81,850	78,936	75,279
Administrative and general	3,873	1,674	2,131
Depreciation and depletion	34,163	25,891	24,152
Accretion of site closure and reclamation liability	576	-	-
Net interest	4,205	5,335	9,341
Exploration	5,593	3,875	840
Currency translation losses (gains)	(1,391)	1,129	163
Mining and capital taxes	1,420	1,318	1,340
Interest on capital securities	-	1,437	7,498
Loss on settlement of gold forward sales contracts	-	9,839	-
Other expense (income)	(193)	290	(1,151)
	130,096	129,720	119,593
Loss before non-controlling interest, income tax recovery &
cumulative change in accounting principle	(24,401)	(32,686)	(23,298)
Non-controlling interest	(19)	1,372	408
Income tax recovery	2,634	-	-
Loss before cumulative change in accounting principle	(21,786)	(31,314)	(22,890)
Cumulative change in accounting principle	841	-	-
Loss for the year	$(20,945)	$(31,314)	$(22,890)
Basic and diluted loss per share under US GAAP
Before cumulative change in accounting principle	$(0.11)	$(0.25)	$(0.76)
After cumulative change in accounting principle	(0.11)	(0.25)	(0.76)
Weighted average shares outstanding
Basic	197,712,564	123,374,060	30,251,156
Diluted	198,634,756	124,251,228	144,192,323

Consolidated Statements of Deficit:

As at December 31, 2003, 2002 and 2001 (expressed in thousands of US dollars)	2003	2002	2001.
Deficit, at beginning of year	$(69,600)	$(37,120)	$(14,230)
Loss for the year	(20,945)	(31,314)	(22,890)
Dividends on preferred shares	-	(1,166)	-
Deficit, end of year	$(90,545)	$(69,600)	$(37,120)

Five Year Comparative Summary
 of Selected Financial Data

(expressed in thousands of US dollars except
per share data)	2003	2002	2001	2000	1999

Revenue	$138,446	$113,270	$101,558	$-	$-

Operating costs	87,221	78,357	74,774	-	-
Administrative and general	3,873	1,706	2,131	1,290	634
	91,094	80,063	76,905	1,290	634
Earnings before interest, taxes, depreciation
depletion and other	47,352	33,207	24,653	(1,290)	(634)
Other:
Depreciation and depletion	33,506	25,891	24,152	-	-
Net interest	4,205	5,335	9,341	15,438	(3,166)
Exploration	3,408	4,215	840	34	71
Currency translation losses	(1,444)	1,129	163	6,228	415
Mining and capital taxes	1,420	1,318	1,340	-	-
Non-controlling interest	19	(531)	(120)	-	-
	41,114	37,357	35,716	21,700	(2,680)
Earnings (loss) before the following items:	6,238	(4,150)	(11,063)	(22,990)	2,046
Loss on settlement of gold forward sales contracts	-	(9,839)	-	-	-
Other income (expense)	193	(290)	1,151	-	-
Future income tax recovery	2,634	-	-	-	-
Earnings (loss) for the year	$9,065	$(14,279)	$(9,912)	$(22,990)	$2,046
Earnings (loss) per share - basic and diluted	$0.05	$(0.14)	$(0.58)	$(0.76)	$0.07
Weighted average number of shares used in
computing basic earnings (loss) per share	197,712,564	123,374,060	30,251,156	30,248,246	30,245,336

Year-End Financial Highlights
Working capital (deficiency)	8,921	(1,295)	(20,351)	(18,154)	24,469
Investments and other assets	12,842	11,215	10,329	12,929	2,115
Mineral property, plant and equipment	187,194	198,481	205,271	214,267	-
Total assets	242,376	235,731	236,183	250,375	46,930
Total invested capital	195,673	198,103	185,201	198,540	26,584
Long-term debt	43,500	55,500	103,162	103,867	5,352
Shareholders' equity and capital securities	145,619	129,339	68,051	73,280	21,232
Common shares outstanding	198,759,915	191,273,615	30,251,156	30,251,156	30,245,336
Share price - high/low (during year in Cdn$)	2.84/1.32	2.18/1.13	1.43/0.71	1.15/0.60	1.29/0.52

Note: Certain of the figures have been reclassified to conform with the financial statement presentation adopted in 2003.

Selected Quarterly Financial Data
(expressed in thousands of US dollars except per share data)

	2003 Quarter Ended				2002 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue, investment and other income	$43,704	$38,261	$ 30,126	$ 26,355	$ 32,602	$ 27,970	$ 27,212	$ 25,486
Earnings (loss)	$ 9,520	$ 7,050	$ (3,126)	$ (4,379)	$ 356	$ 977	$ (12,063)	$ (3,549)
Earnings (loss) per share	$ 0.05	$ 0.04	$ (0.02)	$ (0.02)	$ 0.00	$ 0.01	$ (0.17)	$ (0.16)

Note: Refer to notes to consolidated financial statements for additional information.

Corporate Office	Stock Exchange Listings	Officers
Northgate Exploration Limited	The Toronto Stock Exchange	Terrence A. Lyons
815 Hornby Street	Stock Symbol: NGX	Chairman
Suite 404	Warrant Symbols: NGX.WT / NGX.WT.A
Vancouver, British Columbia	The American Stock Exchange	Kenneth G. Stowe
Canada V6Z 2E6	Stock Symbol: NXG	President & CEO
Telephone: (604) 681-4004
Facsimile: (604) 681-4003	Shareholders and investors requiring	Jon A. Douglas
	additional information should contact	Senior Vice-President & CFO
Toronto Office	the Corporation at (604) 688-4435
Northgate Exploration Limited	or by email at	Christopher J. Rockingham
18 King Street East	ngx@northgateexploration.ca,	Vice-President, Exploration
Suite 1602	or visit our website at	& Business Development
Toronto, Ontario	www.northgateexploration.ca.
Canada M5C 1C4		Robin Curry
Telephone: (416) 363-1701	Board of Directors	Corporate Controller
Facsimile: (416) 363-6392	G. Warren Armstrong (1)
	Toronto, Canada	Bruce M. McKay
Kemess South Mine	Chairman	Corporate Secretary
PO Box 3519	Coniagas Resources Ltd.
Smithers, British Columbia		Nicole Bourgouin
Canada V0J 2N0	C. William Daniel(2, 3)	Assistant Corporate Secretary
Telephone: (604) 881-8400	Toronto, Canada
Facsimile: (604) 881-8418	Corporate Director	Operations Management
Maurice Ethier
	Patrick D. Downey (1)	General Manager
Auditors	Freeport, Grand Bahamas
KPMG LLP	Corporate Director	Harold Bent
Environmental Superintendent
Shareholder Information	J. Peter Gordon (2)
Transfer Agent	Toronto, Canada	Robin Curry
Shareholder enquiries relating to address changes and share certificates should be directed to:	Managing Partner	Administration Superintendent
Brascan Financial Corporation
Computershare Investor Services		Linda Hodgson
510 Burrard Street	Keith C. Hendrick (1, 3)	Human Resources Superintendent
Vancouver, British Columbia	Toronto, Canada
Canada V6C 3B9	Corporate Director	Tony Marconato
Telephone: (604) 661-0222		Mine Superintendent
Toll Free: 1-888-661-5566	Klaus V. Konigsmann, PEng (3)
Facsimile: (604) 669-1548	Toronto, Canada	Curtis Mohns
	Consultant	Chief Metallurgist
KVK Consulting Associates Inc.
Greg Rasmussen
	Terrence A. Lyons (2)	Mill Superintendent
Vancouver, Canada
	Chairman	Greg Tucker
	Northgate Exploration Limited	Chief Mine Engineer

Printed in Canada	Kenneth G. Stowe
Toronto, Canada
President & CEO
Northgate Exploration Limited

Annual & Extraordinary
General Meeting of
Shareholders

The Annual and Extraordinary General
 Meeting of Shareholders will be held at
10:00 am on Friday, May 14, 2004
at the Exchange Tower, TSX Conference
Centre, 2 First Canadian Place,
130 King Street West,
Toronto, Ontario, Canada.

(1) Member of Audit Committee (2) Member of Compensation & Corporate Governance Committee (3) Member of Health, Safety & Environment Committee
Back cover: Scott Davidson, Assistant Environmental Coordinator Corporate photographer: Graeme Oxby

Our Commitment to the Environment

Northgate Exploration's Kemess South Mine is committed to the concept of sustainable development, which requires balancing good stewardship in the protection of human health and the natural environment with the need for economic growth. Together with our employees, our commitment is to act responsibly in mining and production, exploration and development, transportation, storage, handling, distribution, use and ultimate disposal of metals, by-products and wastes so as to minimize measurable effects on life, health and the environment.

To meet today's environmental challenges and greater public expectations, Northgate has adopted a comprehensive and proactive environmental protection policy that reflects our belief in sustainable development combined with environmental sensitivity.

Through the diligent application of technically proven and economically feasible solutions, the Corporation is committed to protecting its employees, customers, the public and the environment from known risks or hazards that its mining and exploration activities may present.

Northgate Exploration Limited 815 Hornby Street Suite 404 Vancouver, British Columbia Canada V6Z 2E6 Tel: (604) 681-4004 Fax: (604) 681-4003 www.northgateexploration.ca